Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

SEQUENTIAL
PAGE NUMBER
ITEM

1. Notice to Shareholders	3
2. 4Q06 and 2006 Earnings Release	5

Item 1

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001 -39

DISTRIBUTION OF DIVIDENDS

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at its meeting held on February 12, 2007, approved the distribution of dividends, payable from net earnings account for the fiscal year ending December 31, 2006, in the amount of R$ 72,200,029.90 (seventy two million, two hundred thousand and twenty nine reais and ninety cents), to be paid from March 2, 2007 without remuneration or monetary restatement. This distribution, in addition to the distribution of R$ 72 million paid in advance in August 2006, amounts to a total of R$ 144 million for the year 2006.

The holders of common and preferred shares will receive the dividend of R$ 0.889633 per share.

The record date to establish the right to receive the dividend will be February 21, 2007 in Brazil, and February 26, 2007 in the United States of America. As from February 22, 2007, the shares will trade "ex-dividend" on both the São Paulo Stock Exchange (Bovespa) and the New York Stock Exchange (NYSE).

São Paulo, February 12, 2007.

Fábio Schvartsman
Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

Item 2

São Paulo, February 12, 2007 - Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in the distribution of LPG (Ultragaz), the production of chemicals (Oxiteno), and providing integrated logistics solutions for special bulk cargo (Ultracargo), hereby reports its results for 4Q06 and the year 2006.

IR contact
E-mail: invest@ultra.com.br
Telephone: 55 11 3177-6695
Website: www.ultra.com.br

Results Conference Call

Local Conference Call
Date: February 14, 2007
9 a.m. ( US EST)
Telephone: 55 11 2101-4848
Code: Ultrapar

International Conference Call
Date: February 14, 2007
11:30 a.m. (US EST)
Brazilian participants: 0-800-891-3951
US participants: 1-800-418-6854
International participants: 1 (973) 935-8893
Code: Ultrapar or 8375150

Ultrapar Participações S.A.
UGPA4 = R$ 48.99 / share
UGP = US$ 23.00 / ADR
(12/28/06)

Ultrapar ended 4Q06 with EBITDA of R$ 115 million and net earnings of R$ 48 million, up 33% and 16%, respectively on 4Q05, continuing the trend of earnings growth as a result of strategic initiatives implemented during 2006.

➢ EBITDA AT ULTRAGAZ AMOUNTED TO R$ 58 MILLION IN 4Q06, UP 70% COMPARED TO 4Q05

➢ EBITDA AT OXITENO AMOUNTED TO R$ 46 MILLION, UP 9% COMPARED TO 4Q05

➢ THE DISTRIBUTION OF R$ 72 MILLION IN DIVIDENDS OVER 2H06 RESULTS WAS APPROVED. WITH THIS DISTRIBUTION, TOTAL
DIVIDENDS FOR 2006 WILL AMOUNT TO R$ 144 MILLION,CORRESPONDING TO A 51% PAYOUT RATIO

➢ AN INVESTMENT PLAN HAS BEEN APPROVED FOR 2007 WITH A TOTAL BUDGET OF R$ 546 MILLION

“ I stepped down from the position of Chief Executive Officer in December 2006 and as Chairman of the Board of Directors I will be closely leading the company’s strategic steps and enhancing our corporate governance. In January 2007 Pedro Wongtschowski took over as Chief Executive Officer of Ultrapar, after 15 years of proven success in managing Oxiteno. The positive trend in the company’s results in 2006 will be strengthened in 2007 as the first investments in this new cycle begin operations.”

Paulo G. A. Cunha – Chairman of the Board Of Directors

Summary of the Fourth Quarter 2006

Profit and Loss Data Ultrapar Consolidated	4Q06	4Q05	3Q06	Δ(%) 4Q06v4Q05	Δ(%) 4Q06v3Q06	2006	2005	Δ(%) 2006v2005

Net Sales and Services	1,204	1,126	1,295	7%	(7%)	4,794	4,694	2%
Gross Profit	233	181	265	29%	(12%)	934	910	3%
Operating Profit	69	38	112	83%	(38%)	330	358	(8%)
EBITDA	115	87	158	33%	(27%)	516	546	(5%)
Net Earnings	48	42	89	16%	(46%)	282	299	(6%)
Earnings per Share*	0.60	0.51	1.09	16%	(46%)	3.47	3.73	(7%)
Amounts in R$ million (except EPS)
* Calculated based on the weighted average of the number of shares during the period

Operational Data Ultragaz	4Q06	4Q05	3Q06	Δ(%) 4Q06v4Q05	Δ(%) 4Q06v3Q06	2006	2005	Δ(%) 2006v2005

Total volume (`000 tons)	388	377	408	3%	(5%)	1,544	1,531	1%
Bottled	267	261	281	2%	(5%)	1,058	1,046	1%
Bulk	121	116	127	4%	(4%)	486	485	0%

Operational Data Oxiteno	4Q06	4Q05	3Q06	Δ(%) 4Q06v4Q05	Δ(%) 4Q06v3Q06	2006	2005	Δ(%) 2006v2005

Total volume (`000 tons)	131	121	149	9%	(12%)	544	525	4%
Sales in Brazil	96	94	109	2%	(12%)	386	365	6%
Sales outside Brazil	35	27	40	30%	(13%)	157	159	(1%)

Operational Data Ultracargo	4Q06	4Q05	3Q06	Δ(%) 4Q06v4Q05	Δ(%) 4Q06v3Q06	2006	2005	Δ(%) 2006v2005

Effective storage (`000 m3 )[1]	251	232	247	8%	2%	240	221	8%
Total kilometrage (million)	8.8	13.1	10.0	(33%)	(13%)	43.0	52.9	(19%)

1 monthly average

Macroeconomic Indicators	4Q06	4Q05	3Q06	Δ(%) 4Q06v4Q05	Δ(%) 4Q06v3Q06	2006	2005	Δ(%) 2006v2005

Exchange rate -average (R$/US$)	2.1520	2.2509	2.1713	(4%)	(1%)	2.1761	2.4352	(11%)
Brazilian basic interest rate (CDI)	3.1%	4.3%	3.5%	-1.2 pts	-0.4 pts	15.0%	19.0%	-4.0 pts
Inflation in the period (IPCA)	1.1%	1.7%	0.5%	-0.6 pts	+0.6 pts	3.1%	5.7%	-2.6 pts

Highlights

➢	Approval of R$ 72 million in dividend payments – On February 12, 2007 the Board of Directors of Ultrapar, approved the payment of R$ 72 million in dividends, equivalent to R$ 0.889633 per share, to be distributed on March 2, 2007. This amount, added to the interim payment distributed in August 2006, comes to a total amount of R$ 144 million, which corresponds to 51% of consolidated net earnings in 2006, representing a dividend yield of 5% on Ultrapar’s average share price in 2006.

➢	Ultrapar enters the Bovespa Corporate Sustainability Index (ISE) – From last December the shares of Ultrapar became part of the ISE, an indicator consisting of shares issued by companies who show a high level of commitment to sustainability and social responsibility. The ISE evaluates, in an integrated manner, a company’s environmental, social and financial aspects, and analyzes indicators for corporate governance, general characteristics and product nature.

➢	Investment plan of R$ 546 million approved for 2007 – Ultrapar’s Board of Directors has approved the investment plan for 2007, budgeted at R$ 546 million. The expected allocation is as follows: R$ 414 million in investment at Oxiteno, R$ 100 million at Ultragaz and R$ 31 million at Ultracargo. These investments form part of Ultrapar’s expansion plan aiming at growing through increased scale, technology differential and optimizing costs and expenses.

Ultrapar in the Macroeconomic Scenario

The fourth quarter of the year confirmed a scenario of moderate performance by the Brazilian economy in 2006, with an estimated GDP growth of approximately 2.7%, slightly higher than the growth seen in 2005. The government’s initiatives to stimulate demand, through income transfer programs and greater credit availability, have mainly had the effect of increasing retail activity.

In this quarter Ultragaz continued its growth trend, benefiting from its distribution structure review and the improved market conditions, basically as a result of an increase in the purchasing power of the lower-income population. EBITDA at Ultragaz amounted to R$ 58 million in 4Q06 and R$ 281 million in 2006, up 70% and 44%, compared to 4Q05 and 2005, respectively.

Oxiteno achieved a 9% increase in EBITDA in 4Q06, compared to the same period a year earlier, as a result of commercial initiatives and the development of products, which resulted in a higher sales volume, and an improved sales mix, with an increase in the volume of higher aggregate value products. By doing that, the company managed to neutralize the negative effects of soaring ethylene prices in the international market, as well as the appreciation in the Real. EBITDA for 2006 amounted to R$ 192 million, which despite being 36% lower than the EBITDA reported in 2005, followed a recovering trend during the year.

Ultracargo’s initiatives to redesign its customer portfolio in the transport segment, focusing on differentiated services and discontinuing certain transport operations, together with the increase in its storage operations, had a positive effect on EBITDA in 4Q06, amounting to R$ 9 million, up 13% compared to 4Q05. For the year, EBITDA at Ultracargo amounted to R$ 38 million, 14% lower than the EBITDA reported in 2005.

Ultrapar’s consolidated EBITDA amounted to R$ 115 million in 4Q06, up 33% on 4Q05, continuing its trend of earnings growth, when compared to the previous year. With this result, Ultrapar ended the year with EBITDA of R$ 516 million, net earnings of R$ 282 million, and the distribution of R$ 144 million in dividends.

Quarterly EBITDA
R$ million

Operational Performance

Ultragaz – The Brazilian LPG market in 4Q06 expanded by 2% compared to 4Q05, basically reflecting the improvement in incomes among the Brazilian population. In the same period, the volume sold by Ultragaz amounted to 388,000 tons, up 3% on the volume sold in 4Q05, exceeding the market’s expansion rate, basically due to an increase of 4% in the bulk segment, reflecting higher consumption by certain clients. In the bottled segment, volume sold was up by 2%, in line with the expansion in the market as a whole. Compared to 3Q06, Ultragaz’s sales volume was down 5%, basically due to the seasonal drop in volume between the two periods.

In the year, the LPG market amounted to a total volume sold of 6,465,000 tons, up 1% compared to the previous year. The volume sold by Ultragaz in 2006 amounted to 1,544,000 tons, also 1% higher than the volume in 2005.

Sales Volume – Ultragaz (in ‘000 tons)

Oxiteno - Total sales volume at Oxiteno in 4Q06 amounted to 131,000 tons, up 9% on 4Q05, basically as a result of the company’s commercial initiatives, which resulted in gains in market share and higher sales of products with greater added value. In the domestic market volume was up by 2%, with a 12% increase in the volume of specialty chemicals sold, offsetting commodity products sales, resulting in an improved sales mix. The expansion in specialty chemicals sales was spread out across the various sectors served by Oxiteno. In the international markets, sales volume was 30% higher than in 4Q05, due principally to the growth in sales seen at Canamex and the higher volume of exports to Mercosur. Compared to 3Q06, Oxiteno’s total volume was down by 12%, due to seasonally weaker sales.

For 2006, sales volume amounted to 544,000 tons, 4% higher than the sales volume in 2005, with a 6% increase in the domestic market, and a retraction of 1% in the volume sold to international markets.

Ultracargo – Average storage volumes at Ultracargo in 4Q06, measured in cubic meters, were 8% higher than in 4Q05, basically due to the expansion in operations at the Santos Terminal, inaugurated in July 2005. Storage volumes showed an increase of 2% in comparison to 3Q06, due to expansion in capacity at the Suape terminal, in the state of Pernambuco. In the transport segment, total kilometrage traveled was down 33% and 13%, compared to 4Q05 and 3Q06, respectively, as a result of the decision to discontinue operations that had a lower aggregate value.

In 2006, Ultracargo’s average volume stored, as measured in cubic meters, was up 8% compared to 2005, while average kilometrage traveled was down 19%.

Economic – Financial Performance

Net Sales and Services – Ultrapar’s net consolidated sales and services in 4Q06 amounted to R$ 1,204 million, up 7% on the net sales in 4Q05. For the full year 2006, Ultrapar’s net sales and services amounted to R$ 4,794 million, a 2% increase on 2005.

Ultragaz – Net sales and services at Ultragaz amounted to R$ 775 million in 4Q06, 7% higher than the figure in 4Q05, basically due to: (i) the benefits generated by the company’s distribution structure review, (ii) a more favorable market and (iii) the 3% increase in volume sold. Compared to 3Q06 there was a 5% reduction, in line with the seasonal drop in sales volume. For 2006 as a whole, Ultragaz’s net sales and services amounted to R$ 3,067 million, up 6% on 2005, basically due to gains obtained from the distribution structure review, as well as a more favorable market.

Oxiteno – Oxiteno reported net sales and services of R$ 387 million in 4Q06, up 9% on 4Q05, basically due to the 9% increase in volume sold and the improved sales mix, partially offset by the appreciation of 4% in the Real against the US dollar. Compared to 3Q06, net sales and services were down by 11%, due to a drop of 12% in sales volume, mitigated by an improvement in product mix. Net sales and services for 2006 as a whole amounted to R$ 1,550 million, down 4% compared to 2005 - commercial initiatives taken by Oxiteno resulted in an improved sales mix and better average prices in dollars, which partially offset the negative affect of the appreciation in the Real on the company’s net sales.

Ultracargo – Net revenues from services at Ultracargo amounted to R$ 54 million in 4Q06, down 10% and 2% compared to 4Q05 and 3Q06, respectively. Despite an increase in revenues from the increased volume of products handled at the Santos Terminal, there was a reduction in transport operations. Compared to 3Q06, the drop was mitigated by increased operations at the Suape terminal. For 2006, Ultracargo’s net revenues amounted to R$ 226 million, 3% lower than in 2005, for the same reasons outlined above.

Cost of Sales and Services – Ultrapar’s cost of sales and services amounted to R$ 971 million in 4Q06, 3% up on 4Q05, and 6% lower than in 3Q06. In 2006, Ultrapar’s cost of sales and services amounted to R$ 3,860 million, a 2% increase compared to 2005.

Ultragaz – The cost of sales and services at Ultragaz amounted to R$ 653 million in 4Q06, a 2% increase compared to 4Q05, slightly lower than the increase of 3% in volume sold due to operational improvements. Compared to 3Q06, there was a 3% reduction due to the seasonal drop in sales volume, partially offset by certain non-recurring costs. For the year as a whole, the company’s cost of sales and services amounted to R$ 2,573 million, up 2% on 2005.

Oxiteno – Oxiteno’s cost of sales and services in 4Q06 amounted to R$ 296 million, up 8% compared to 4Q05, compatible with the volume sold. The increase in the international ethylene prices was offset by a reduction in the consumption of ethylene in the period, related to an improvement in sales mix, with a higher proportion of specialty chemicals, as well as the 4% appreciation in the Real against the US dollar. Compared to 3Q06, the company’s cost of sales and services was down by 11% as a result of the seasonal drop in sales volume. In 2006, Oxiteno’s cost of sales and services amounted to R$ 1,192 million, 4% higher than the figure in 2005, due to an increase in the cost of raw materials, particularly ethylene, and the increase in sales volume, partially offset by the appreciation of 11% in the Real.

Ultracargo – The cost of services provided by Ultracargo amounted to R$ 33 million in 4Q06, down 19% and 6%, respectively, compared to 4Q05 and 3Q06, due to the reduction in costs in the transport segment, as a result of the lower kilometrage traveled. For the year, the cost of services provided was 7% lower than in 2005, also due to the reduction in transport operations, partly offset by an increase in storage costs due to the higher volume of products handled at the Santos Terminal.

Sales, General and Administrative Expenses –Ultrapar’s sales, general and administrative expenses amounted to R$ 163 million in the quarter, an increase of 15% and 6% compared to 4Q05 and 3Q06, respectively. For the year as a whole, sales, general and administrative expenses amounted to R$ 605 million, up 10% compared to 2005.

Ultragaz – Sales, general and administrative expenses at Ultragaz totaled R$ 91 million in 4Q06, up 20% compared to 4Q05, basically due to salary increases arising from annual collective wage agreements and higher variable remuneration, in line with the improvement in the company’s results. In addition, the variation on 3Q06 included various expenses related to workforce adjustments as a result of the company’s restructuring program, as well as higher advertising and marketing expenses. In 2006, sales, general and administrative expenses were 12% higher than in 2005, basically due to (i) the salary increases arising from annual collective wage agreements and (ii) an increase in variable remuneration and profit-sharing, in line with the improvement seen in the company’s results.

Oxiteno – Sales, general and administrative expenses at Oxiteno totaled R$ 57 million in 4Q06, up 14% and 3% on 4Q05 and 3Q06, respectively, due to higher staff expenses principally due to collective wage agreements, an increase in expenses at Canamex, and a rise in freight costs. For 2006 as a whole, sales, general and administrative expenses totaled R$ 212 million, 4% higher than in 2005, basically due to (i) the increase in sales volume, (ii) annual collective wage agreements and (iii) increased expenses at Canamex.

Ultracargo – Ultracargo’s sales, general and administrative expenses totaled R$ 17 million in 4Q06, down 3% compared to 4Q05, and a slight drop of 1% compared to 3Q06, as a result of lower administrative expenses, due to the downsizing in the workforce. For the year as a whole, Ultracargo’s sales, general and administrative expenses amounted to R$ 71 million, 15% higher than in 2005, due to salary increases as a result of a wage agreement, in addition to extraordinary expenses related to the downsizing in the workforce as a consequence of the reduction of operations in the transport segment.

EBITDA – Ultrapar reported consolidated EBITDA of R$ 115 million in 4Q06, a 33% increase compared to 4Q05, and a 27% drop compared to 3Q06. EBITDA for 2006 as a whole amounted to R$ 516 million, 5% down on 2005.

Ultragaz – EBITDA at Ultragaz amounted to R$ 58 million in 4Q06, up 70% compared to 4Q05. For 2006 as a whole, EBITDA at Ultragaz amounted to R$ 281 million, up 44% on 2005. Ultragaz’s performance was a result of the benefits generated by its distribution structure review and a more favorable LPG market.

Oxiteno – Oxiteno’s EBITDA amounted to R$ 46 million in 4Q06, 9% higher than in 4Q05. EBITDA for 2006 amounted to R$ 192 million, down 36% on 2005. During 2006 commercial initiatives were strengthened aiming at offsetting cost increases – a reflection of the rise in international oil prices – and the appreciation in the Real, resulting in (i) higher sales, with a higher added value and (ii) a resumption of year-over-year EBITDA growth in the last quarter of the year.

Ultracargo – Ultracargo’s EBITDA amounted to R$ 9 million, an increase of 13% and 4% respectively compared to 4Q05 and 3Q06, basically as a result of increased operations in the storage segment. EBITDA for the year 2006 as a whole totaled R$ 38 million, down 14% on that reported in 2005.

Financial result – Ultrapar’s financial result amounted to a R$1.4 million expense, practically unchanged on 4Q05. The drop in interest income on financial investments, as a function of the lowering in the interest rate and the reduction in the company’s net cash position, was partially offset by non-recurring revenues of R$ 6 million due to the winning of a lawsuit related to the payment of PIS and COFINS taxes by the company’s subsidiaries Oxiteno S.A. and Ultracargo, explained in further detail below.

Through its subsidiaries, Ultrapar had filed lawsuits questioning the levy of PIS and COFINS taxes on sources of income other than revenues. As occurred in 1H06, the Federal Supreme Court ruled in favor of Ultrapar, resulting in the addition of R$ 6 million to the company’s earnings in 4Q06. Ultrapar has yet other subsidiaries that are also appealing the levying of these taxes, which has yet to be ruled on. Should the court rule in favor of these subsidiaries, Ultrapar estimates that the total effect on the Company’s financial result will be an additional R$ 14 million, net of legal fees

Net earnings – Consolidated net earnings in 4Q06 amounted to R$ 48 million, up 16% on 4Q05 and 46% lower than in 3Q06. For 2006 as a whole, net earnings amounted to R$ 282 million, down 6% on the net earnings in 2005.

Investments – Total investment (CAPEX) in the quarter amounted to R$ 107 million, allocated as follows:

  At Ultragaz, investments were basically made in the replacement and expansion in the number of cylinders and tanks.

  At Oxiteno, investments were basically concentrated on production capacity expansion projects, particularly the building of the fatty alcohol plant, the expansion of specialty chemical production capacity and the expansion of ethylene oxide production capacity at Mauá.

  Ultracargo mainly allocated its investment to completing the expansion of the Suape terminal, which started operations in December 2006, the building of an integrated rail and road storage facility for solid products at Camaçari, which will begin operations in the first quarter of 2007, and the expansion of the Aratu terminal for the storage of palm kernel oil.

Ultrapar’s total investments in 2006 amounted to R$ 320 million. At Oxiteno, investments totaled R$ 179 million, being basically allocated to (i) the expansion of production capacity - in particular the building of the new fatty alcohols plant and expansion of the etoxilation unit at Mauá (SP) - and (ii) continuing improvements to its industrial units in terms of productivity, safety and the environment. At Ultragaz, investments amounted to R$ 105 million, basically on the purchase and renewal of cylinders and tanks, and on the initiatives related to the distribution structure review. At Ultracargo, total investments amounted to R$ 35 million, basically allocated to expanding the terminals at Suape (PE) and Aratu (BA), and in the construction of a new storage facility at Camaçari (BA).

The investment plan for 2007 has been budgeted at R$ 546 million, being R$ 414 million allocated to Oxiteno, R$ 100 million to Ultragaz and R$ 31 million to Ultracargo. The investments at Oxiteno include (i) the completion of the fatty alcohols plant, whose inauguration is scheduled for 3Q07, (ii) the expansion of ethylene oxide production capacity – a significant part of the expansion at Mauá and the start of the expansion at Camaçari – and (iii) expansion of specialty chemical production capacity. At Ultragaz, in addition to continuing investment of 2006, there will be investment in information technology in support of the company’s distribution structure review. At Ultracargo, investment will be allocated to expanding its assets, particularly Aratu terminal in Bahia, which will be used for the storage of palm kernel oil, the raw material for Oxiteno’s new fatty alcohols plant. Continued investments are also planned in information technology.

Ultrapar in the capital markets

Ultrapar shares appreciated by 28% in 4Q06, while the Ibovespa and IBX indices appreciated by 22% and 23%, respectively. In 2006, the shares of Ultrapar appreciated by 51% on Bovespa and 65% on the NYSE. In this same period, the Ibovespa and the Dow Jones appreciated by 33% and 16%, respectively. Ultrapar’s average daily traded volume amounted to R$ 5.8 million/day in 4Q06, and R$ 4.7 million/day for the year as a whole, adding together the trading volume on Bovespa and the NYSE.

Outlook

In 2006 Ultrapar saw a gradual recovery in its earnings, with the implementation of strategic initiatives in its businesses to cope with the scenario imposed on the company from 2005, under which a combination of macroeconomic and sector-related factors combined had a negative effect on the business. Some of these initiatives already resulted in improvements in 2006, but most of the investments made are likely to have an impact on the company’s results from 2007, with the start-up of operations of the new fatty alcohols plant and the expansion of specialty chemicals production capacity, improving Oxiteno’s operational performance. Additionally, in 2007 Oxiteno will be dedicating itself to opening up and consolidating operations at new sales offices in Europe, Argentina, the United States and Asia, focusing its efforts on internationalizing its operations. At Ultragaz, the distribution structure review will continue, which should result in additional gains in EBITDA. At Ultracargo, the strategic repositioning carried out in 2006 should generate benefits and result in growth in the company’s operations over the next few years.

Forthcoming Events

Conference Call / Webcast for market analysts: February 14, 2007

Ultrapar will be holding conference calls for market analysts on February 14 2007, to comment on the company’s results in the fourth quarter of 2006 and future outlook. The presentation will be available for download on the company’s website one hour before the start of the conference calls.

National: 9 a.m. (US EST) / 12-midday (Brazil time)
Telephone number for registration (by February 13, 4 p.m. US EST): 55 11 2103-1687
Address for registration: conferencecall@wittel.com.br
Code: Ultrapar
For connection please call 5 minutes before the conference call on telephone number 55 11 2101-4848.

International: 11:30 a.m. (US EST) /2:30 p.m. (Brazil time)
Participants in Brazil: 0-800-891-3951
Participants in the USA: 1-800-418-6854
International participants: +1 (973) 935-8893
Code: Ultrapar or 8375150

WEBCAST live by Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company’s management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and Market Information

Financial focus	4Q06	4Q05	3Q06	2006	2005

Ultrapar - EBITDA Margin	10%	8%	12%	11%	12%
Ultrapar - Net Margin	4%	4%	7%	6%	6%

Productivity	4Q06	4Q05	3Q06	2006	2005

EBITDA R$/ton Ultragaz	151	91	219	182	127
EBITDA R$/ton Oxiteno	353	350	393	353	572

Focus on Human Resources	4Q06	4Q05	3Q06	2006	2005

Number of employees: Ultrapar	6,885	6,992	6,838	6,885	6,992
Number of employees: Ultragaz	4,424	4,424	4,360	4,424	4,424
Number of employees: Oxiteno	1,263	1,210	1,249	1,263	1,210
Number of employees: Ultracargo	981	1,151	1,014	981	1,151

Focus on Capital Markets	4Q06	4Q05	3Q06	2006	2005

Quantity of shares (million)	81,325	81,325	81,325	81,325	81,325
Market Capitalization [1] – R$ million	3,707	2,818	2,906	3,080	3,296

Bovespa

Average Daily Volume (’ 000 shares)	71,254	64,515	55,730	64,655	79,784
Average Daily Financial Volume (R$’ 000)	3,204	2,236	1,989	2,449	3,234
Average Share Price (R$ /’ 000 shares)	45.0	34.7	35.7	45.0	40.5

NYSE

Quantity of ADRs[2] (’ 000 ADRs)	11,795	9,902	11,795	11,795	9,902
Average Daily Volume (ADRs)	49,505	50,841	37,732	57,943	57,368
Average Daily Financial Volume (US$’ 000)	1,067	775	622	1,008	944
Average Price (US$ / ADRs)	22.6	15.3	16.5	21.6	16.5

Total[3]

Average Daily Volume (’000 shares)	120,759	115,356	93,461	122,598	137,152	[4]
Average Daily Financial Volume (R$’ 000)	5,504	3,959	3,340	4,639	5,524

1Calculated based on the weighted average price in the period
2 1 ADR = 1 Preferred Share
3 Total = BOVESPA + NYSE
4 Adjusted retroactively for the share dividend in February 2005

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 18, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information please contact:
Investor Relations Department - Ultrapar Participações S.A.
(55 11) 3177-6695
invest@ultra.com.br
www.ultra.com.br

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2006	2005	2006

ASSETS
Cash and cash equivalents	1,070.1	1,250.9	1,061.3
Trade accounts receivable	360.0	343.3	390.8
Inventories	217.2	191.7	168.3
Other	159.8	102.4	143.4

Total Current Assets	1,807.1	1,888.3	1,763.8

Investments	30.8	32.3	31.0
Property. plant and equipment	1,172.8	1,072.7	1,113.8
Deferred charges	112.3	98.3	107.8
Long term investments	548.0	372.7	540.9
Other long term assets	178.8	160.8	177.4

Total Long Term Assets	2,042.7	1,736.8	1,970.9

TOTAL ASSETS	3,849.8	3,625.1	3,734.7

LIABILITIES
Loans and financing	102.8	135.9	120.9
Debentures	12.8	17.9	3.1
Suppliers	112.5	90.9	81.1
Payroll and related charges	81.2	66.1	79.3
Taxes	18.0	12.0	22.2
Other accounts payable	104.1	117.4	29.3

Total Current Liabilities	431.4	440.2	335.9

Loans and financing	1,081.8	978.6	1,036.1
Debentures	300.0	300.0	300.0
Income and social contribution taxes	26.0	24.1	25.0
Other long term liabilities	44.0	62.4	47.2

Total Long Term Liabilities	1,451.8	1,365.1	1,408.3

TOTAL LIABILITIES	1,883.2	1,805.3	1,744.2

STOCKHOLDERS’ EQUITY
Capital	946.0	946.0	946.0
Capital reserve	0.6	0.3	0.5
Revalution reserves	13.0	15.0	13.5
Profit reserves	973.9	828.9	828.1
Retained earnings	-	-	169.2

Total Stockholders’ Equity	1,933.5	1,790.2	1,957.3

Minority Interests	33.1	29.6	33.2

TOTAL STOCKHOLDERS’ EQUITY & M.I.	1,966.6	1,819.8	1,990.5

TOTAL LIAB. AND STOCKHOLDERS’ EQUITY	3,849.8	3,625.1	3,734.7

Cash and Long term investments	1,618.1	1,623.6	1,602.2
Debt	1,497.4	1,432.4	1,460.1

Net cash (debt)	120.7	191.2	142.1

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2006	2005	2006	2006	2005

Net sales and services	1,203.8	1,125.5	1,295.2	4,794.1	4,693.8
Cost of sales and services	(970.6)	(944.5)	(1,029.9)	(3,859.9)	(3,783.4)
Gross profit	233.2	181.0	265.3	934.2	910.4

Operating expenses
Selling	(58.4)	(49.0)	(51.3)	(203.3)	(187.6)
General and administrative	(74.1)	(60.8)	(72.0)	(279.1)	(237.8)
Depreciation and amortization	(30.8)	(32.0)	(30.8)	(122.7)	(126.3)

Other operating income (expenses)	(0.5)	(1.4)	0.7	1.3	(0.4)
Income before equity and financial
results	69.4	37.8	111.9	330.4	358.3

Financial results	(1.3)	0.9	(2.9)	30.6	(27.3)
Financial income	38.6	31.3	43.5	155.9	118.7
Financial expenses	(40.6)	(24.5)	(41.2)	(154.3)	(120.4)
Taxes on financial activities	0.7	(5.9)	(5.2)	29.0	(25.6)
Equity in earnings (losses) of affiliates
Affiliates	0.3	0.2	0.1	1.0	1.6

Nonoperating income (expense)	2.4	1.5	(7.7)	(18.5)	(1.8)

Income before taxes and profit sharing	70.8	40.4	101.4	343.5	330.8

Provision for income and social contribution tax	(24.9)	(7.4)	(26.6)	(106.4)	(92.6)
Benefit of tax holidays	4.2	9.1	15.3	50.3	63.8
Income before minority interest	50.1	42.1	90.1	287.4	302.0
Minority interest	(1.7)	(0.4)	(1.3)	(5.3)	(2.8)
Net Income	48.4	41.7	88.8	282.1	299.2

EBITDA	115.4	86.5	158.2	516.2	546.0
Depreciation and amortization	46.0	48.7	46.3	185.8	187.7
Investments	106.4	59.6	78.1	319.8	218.7

RATIOS

Earnings / share - R$	0.60	0.51	1.09	3.47	3.73

Net debt / Stockholders’ equity	Na	Na	Na
Net debt / LTM EBITDA	Na	Na	Na
Net interest expense / EBITDA	0.01	Na	0.02	Na	0.05
Gross margin	19%	16%	20%	19%	19%
Operating margin	6%	3%	9%	7%	8%
EBITDA margin	10%	8%	12%	11%	12%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	DEC
	2006	2005

Cash Flows from operating activities	463.3	503.2
Net income	282.1	299.2
Minority interest	5.3	2.8
Depreciation and amortization	187.9	187.7
Working capital	(62.4)	9.0
Financial expenses (A)	65.3	54.9
Deferred income and social contribution taxes	(5.4)	(27.4)
Other (B)	(9.5)	(23.0)

Cash Flows from investing activities	(320.3)	(218.7)
Additions to property, plant, equipment and deferred charges (C)	(319.1)	(218.7)
Acquisition of minority interests (including treasury shares)	(1.2)	-

Cash Flows from (used in) financing activities	(148.5)	742.0
Short term debt, net	(269.3)	(129.7)
Issuances	273.6	1,161.4
Related companies	(4.2)	(4.7)
Dividends paid (D)	(148.6)	(129.5)
Increase of capital	-	47.2

Net increase (decrease) in cash and cash equivalents	(5.5)	1,026.5

Cash and cash equivalents at the beginning of the period (E)	1,623.6	597.1

Cash and cash equivalents at the end of the period (E)	1,618.1	1,623.6

Supplemental disclosure of cash flow information
Cash paid for interest (F)	92.5	57.3
Cash paid for taxes on income (G)	30.9	26.4

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.

(B)	Comprised mainly cost of permanent asset sold and noncurrent assets and liabilities net.

(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.

(D)	Including dividends paid by Ultrapar and its subsidiaries.

(E)	Included Long term investments.

(F)	Included in cash flow used in financing activities.

(G)	Included in cash flow from operating activities.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2006	2005	2006

OPERATING ASSETS
Trade accounts receivable	160.2	160.3	167.6
Inventories	31.1	34.6	27.6
Other	12.1	20.6	11.5
Property, plant & equipment	399.1	423.1	399.0
Deferred charges	82.8	71.0	79.1

TOTAL OPERATING ASSETS	685.3	709.6	684.8

OPERATING LIABILITIES
Suppliers	32.2	32.2	28.8
Payroll and related charges	43.5	30.3	41.6
Taxes	3.9	3.5	5.0
Other accounts payable	1.3	2.8	1.1

TOTAL OPERATING LIABILITIES	80.9	68.8	76.5

     ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2006	2005	2006	2006	2005

Net sales	774.6	724.2	817.0	3,066.9	2,902.4
Cost of sales and services	(653.4)	(641.9)	(673.3)	(2,572.6)	(2,530.8)
Gross profit	121.2	82.3	143.7	494.3	371.6
Operating expenses
Selling	(33.4)	(27.7)	(28.9)	(114.6)	(98.6)
General and administrative	(28.9)	(18.5)	(25.5)	(99.2)	(76.0)
Depreciation and amortization	(28.4)	(29.6)	(28.3)	(113.2)	(117.3)
Other operating results	(0.5)	(1.7)	(0.1)	-	(1.9)
EBIT	30.0	4.8	60.9	167.3	77.8
EBITDA	58.4	34.4	89.2	280.5	195.1
Depreciation and amortization	28.4	29.6	28.3	113.2	117.3

RATIOS
Gross margin	16%	11%	18%	16%	13%
Operating margin	4%	1%	7%	5%	3%
EBITDA margin	8%	5%	11%	9%	7%

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2006	2005	2006

OPERATING ASSETS
Trade accounts receivable	180.6	163.8	208.6
Inventories	182.5	153.6	137.4
Other	104.9	34.2	87.3
Property, plant & equipment	559.7	446.7	502.5
Deferred charges	13.5	8.7	12.4

TOTAL OPERATING ASSETS	1,041.2	807.0	948.2

OPERATING LIABILITIES
Suppliers	76.9	54.4	48.9

Payroll and related charges	28.4	26.6	28.3
Taxes	11.0	5.3	13.5

Other accounts payable	1.5	11.1	2.1

TOTAL OPERATING LIABILITIES	117.8	97.4	92.8

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

QUARTERS ENDED IN ACCUMULATED

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2006	2005	2006	2006	2005

Net sales	387.1	354.2	434.6	1,549.5	1,610.1
Cost of goods sold
Variable	(259.6)	(236.3)	(296.2)	(1,049.6)	(1,009.9)
Fixed	(26.9)	(28.4)	(27.2)	(105.6)	(106.1)
Depreciation and amortization	(9.2)	(9.1)	(9.3)	(37.2)	(34.7)
Gross profit	91.4	80.4	101.9	357.1	459.4
Operating expenses
Selling	(24.5)	(21.0)	(22.2)	(88.4)	(88.6)
General and administrative	(30.1)	(26.6)	(30.9)	(115.7)	(107.1)
Depreciation and amortization	(2.1)	(1.9)	(2.0)	(8.1)	(7.6)
Other operating results	0.2	0.3	0.6	1.4	1.8
EBIT	34.9	31.2	47.4	146.3	257.9
EBITDA	46.1	42.2	58.8	191.6	300.2
Depreciation and amortization	11.2	11.0	11.4	45.3	42.3
RATIOS
Gross margin	24%	23%	23%	23%	29%
Operating margin	9%	9%	11%	9%	16%
EBITDA margin	12%	12%	14%	12%	19%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2006	2005	2006

OPERATING ASSETS
Trade accounts receivable	25.0	25.0	19.7
Inventories	3.6	3.5	3.3
Other	6.0	4.5	6.3
Property, plant & equipment	204.4	193.7	203.0
Deferred charges	10.1	7.7	9.2

TOTAL OPERATING ASSETS	249.1	234.4	241.5

OPERATING LIABILITIES
Suppliers	9.0	9.8	8.3

Payroll and related charges	9.3	9.1	9.3
Taxes	1.8	2.5	2.1

Other accounts payable	0.2	0.1	-

TOTAL OPERATING LIABILITIES	20.3	21.5	19.7

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2006	2005	2006	2006	2005

Net sales	54.0	59.8	55.3	226.1	234.2
Cost of sales and services	(33.5)	(41.5)	(35.6)	(143.6)	(154.9)
Gross profit	20.5	18.3	19.7	82.5	79.3
Operating expenses
Selling	(0.5)	(0.4)	(0.3)	(0.3)	(0.4)
General and administrative	(16.8)	(17.5)	(17.1)	(70.2)	(61.0)
Depreciation and amortization	(0.1)	(0.2)	(0.1)	(0.5)	(0.5)
Other operating results	(0.2)	-	0.1	(0.1)	(0.2)
EBIT	2.9	0.2	2.3	11.4	17.2
EBITDA	9.1	8.0	8.7	38.0	44.3
Depreciation and amortization	6.2	7.8	6.4	26.6	27.1
RATIOS
Gross margin	38%	31%	36%	36%	34%
Operating margin	5%	0%	4%	5%	7%
EBTIDA margin	17%	13%	16%	17%	19%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

(US$ millions)	2006	2005	2006	2006	2005

Net sales
Ultrapar	559.3	500.0	596.5	2,203.0	1,927.5
Ultragaz	359.9	321.7	376.3	1,409.3	1,191.9
Oxiteno	179.9	157.4	200.2	712.0	661.2
Ultracargo	25.1	26.6	25.5	103.9	96.2

EBIT
Ultrapar	32.2	16.8	51.5	151.8	147.1
Ultragaz	13.9	2.1	28.0	76.9	31.9
Oxiteno	16.2	13.9	21.8	67.2	105.9
Ultracargo	1.4	0.1	1.1	5.2	7.1

Operating margin
Ultrapar	6%	3%	9%	7%	8%
Ultragaz	4%	1%	7%	5%	3%
Oxiteno	9%	9%	11%	9%	16%
Ultracargo	5%	0%	4%	5%	7%

EBITDA
Ultrapar	53.6	38.4	72.9	237.2	224.2
Ultragaz	27.1	15.3	41.1	128.9	80.1
Oxiteno	21.5	18.7	27.1	88.1	123.3
Ultracargo	4.2	3.6	4.0	17.5	18.2

EBITDA margin
Ultrapar	10%	8%	12%	11%	12%
Ultragaz	8%	5%	11%	9%	7%
Oxiteno	12%	12%	14%	12%	19%
Ultracargo	17%	13%	16%	17%	19%

Net income
Ultrapar	22.5	18.5	40.9	129.6	122.9

Net income / share (US$)	0.28	0.23	0.50	1.59	1.53

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, DEBENTURES, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

	Balance in December/2006
Loans and debentures						Index/	Interest Rate %		Maturity
						Currency (*)	Minimum	Maximum

Foreign Currency	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Ultrapar Consolidated
Sindicated loan	-	128.5	-	-	128.5	US$	5.1	5.1	2008
Financings for Property Plant &
Equipment	-	14.4	-	-	14.4	MX$ + TIIE (*)	1.0	2.0	2009 to 2011
Working capital loan	-	1.4	-	-	1.4	MX$ + TIIE (*)	1.0	1.0	2007
Export prepayment, net of linked
operations	-	11.1	-	-	11.1	US$	6.2	6.4	2008
Foreign financing	-	26.2	-	-	26.2	US$ + LIBOR	2.0	2.0	2009
Notes	535.6	-	-	-	535.6	US$	7.3	7.3	2015
Notes	128.6	-	-	-	128.6	US$	9.0	9.0	2020
National Bank for Economic	8.8	0.9	3.2	-	12.9	UMBNDES(*)	8.3	10.0	2007 to 2011
and Social Development -
BNDES	4.4	4.5	1.2	-	10.1	US$	7.3	10.5	2007 to 2013
Advances on Foreign Exchange
Contracts	-	1.3	-	-	1.3	US$	5.2	5.7	Maximum of 56 days

Subtotal	677.4	188.3	4.4	-	870.1

Local Currency

National Bank for Economic	89.7	58.6	51.6	-	199.9	TJLP (*)	1.5	4.9	2007 to 2012
and Social Development -
BNDES	-	7.0	-	-	7.0	IGP-M (*)	6.5	6.5	2008
Agency for Financing Machinery
and Equipment (FINAME)	0.6	9.9	30.2	-	40.7	TJLP (*)	2.5	4.9	2007 to 2011
Research and projects financing
(FINEP)	-	46.9	-	-	46.9	TJLP (*)	(2.0)	5.0	2009 to 2013
Debentures	-	-	-	312.8	312.8	CDI (*)	102.5	102.5	2008
Banco do Nordeste do Brasil	-	19.8	-	-	19.8	-	11.9	14.0	2018
Other	-	-	0.2	-	0.2	-	-	-

Subtotal	90.3	142.2	82.0	312.8	627.3

Total	767.7	330.5	86.4	312.8	1,497.4

Composition per Annum

Up to 1 Year	31.9	47.4	23.5	12.8	115.6
From 1 to 2 Years	28.9	175.7	24.7	300.0	529.3
From 2 to 3 Years	18.3	60.1	23.1	-	101.5
From 3 to 4 Years	9.4	17.4	10.6	-	37.4
Thereafter	679.2	29.9	4.5	-	713.6

Total	767.7	330.5	86.4	312.8	1,497.4

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even / CDI - interbank deposit rate

	Balance in December/2006

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated

Cash and Long term Investments	126.7	1,169.7	41.4	279.4	0.9	1,618.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	February 12, 2007	By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Notice to shareholders, February 12, 2007 / 4Q06 and 2006 Earnings Release, February 12, 2007)